UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  ------------

                                    FORM 6-K

                                  ------------

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13A-16 or 15D-16 of
                      the Securities Exchange Act of 1934


                                 AUGUST 5, 2005

                                  ------------

                                     TDC A/S
             (Exact name of registrant as specified in its charter)


                  NOERREGADE 21, 0900 COPENHAGEN C, DK-DENMARK
                    (Address of principal executive offices)


                                    001-12998
                            (Commission File Number)

                                  ------------

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       Form 20-F [X]     Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]

EBITDA(1) GROWTH OF 7.3%
UPGRADING OUTLOOK FOR NET INCOME

(1) EBITDA, Earnings before interest, tax, depreciation, amortization, and one-time items.

Highlights for 2Q 2005
   o     Net revenue growth of 8.5%
   o     EBITDA growth of 7.3%
   o     EBITDA growth of 9.9% in the domestic mobile operation EBITDA growth of
   o     2.3% in TDC Switzerland Total customer base growth of 9.8%

Outlook for 2005
   o Net revenues in 2005 have been upgraded by DKK 0.3bn to DKK 46.9bn, reflecting the acquisition of Dotcom. EBITDA remains unchanged at DKK 13.1bn, while net income is upgraded by DKK 0.3bn to DKK 4.0bn reflecting changes in Danish corporate tax legislation.

The quarterly report has not been audited.

TDC GROUP, SUMMARIZED INCOME STATEMENTS

                                                                                         2Q 2004            2Q 2005      CHANGE IN %

DKKM

NET REVENUES                                                                              10.772             11.693             8,5
Total operating expenses before depreciation etc.                                         (7.794)            (8.444)           (8,3)
Other income and expenses                                                                     85                 38           (55,3)
EBITDA                                                                                     3.063              3.287             7,3
Depreciation, amortization and impairment losses                                          (1.627)            (1.642)           (0,9)
EBIT (1)                                                                                   1.436              1.645            14,6
One-time items                                                                                 0                  0               -
Income from associates                                                                        64                 85            32,8
Net financials                                                                              (181)              (170)            6,1
INCOME BEFORE INCOME TAXES                                                                 1.319              1.560            18,3
Income taxes                                                                                (343)              (203)           40,8
NET INCOME                                                                                   976              1.357            39,0
ATTRIBUTABLE TO:
Shareholders of the Parent Company                                                           976              1.370            40,4
Minority interests                                                                             0                (13)             NM

NET INCOME EXCL. ONE-TIME ITEMS AND FAIR VALUE ADJUSTMENTS                                   960              1.366            42,3

EBITDA MARGIN IN %                                                                          28,4               28,1               -

1) EBIT (earnings before interest and taxes) is excluding one-time items.

HIGHLIGHTS FOR 2Q 2005

COPENHAGEN, Denmark, August 4, 2005 - In 2Q 2005, TDC's net revenues grew by 8.5% to DKK 11.693m compared with 2Q 2004 and earnings before interest, tax, depreciation, amortization and one-time items (EBITDA) grew 7.3% to DKK 3,287m. Net income, excluding one-time items and fair value adjustments was DKK 1,366m, up 42.3%.

Capital expenditures, excluding share acquisitions, grew 3.7% to DKK 1,294m. The capex-to-net revenues ratio decreased from 11.6% to 11.1%.

TDC's customer base grew by 9.8% to 14.1m, driven mainly by the progress in TDC Mobile International's international mobile operations.

"We are pleased to report continued growth and momentum in TDC's earnings and intake of new customers in our focus areas: broadband and mobile services. Our increased investments in the broadband rollout and third generation mobile networks have together with our focused acquisition path strengthened our market positions. Hence, we have a good platform for further progress in earnings," says Henning Dyremose, president and CEO.

Net revenues

TDC's net revenues amounted to DKK 11,693m in 2Q 2005, up DKK 921m or 8.5%, and mainly reflecting increased sales in TDC Solutions.

Adjusted for the acquisition of TDC Song, HTCC and NetDesign, and for the divestment of Dan Net and Talkline ID, the net revenues grew 4.5%.

Operating expenses

Total operating expenses grew 8.3% to DKK 8,444m. Transmission cost and costs of goods sold increased 8.7% to DKK 4,232m, while wages, salaries and pension costs increased 7.3% to DKK 2,026m, and other external expenses increased 8.6% to DKK 2,186m. These increases are mainly attributable to the inclusion of TDC Song and HTCC, partly offset by the sale of Talkline ID.

NUMBER OF EMPLOYEES
(full-time equivalents)

      1Q04          2Q04          3Q04         4Q04          1Q05           2Q05
     20353         20264         19689        20573         20579          21292


Compared with 2Q 2004, the number of full-time employees increased by 1,028 or 5.1% to a total of 21,292. The development is influenced by acquisitions and divestments, resulting in a net increase of 1,499 full-time equivalents. In addition, redundancy programs reduced the workforce by 550 full-time equivalents
(1).

(1) Of this 439 FTE relates to the redundancy decision in 2004 and 111 FTE relates to the redundancy decision in 2005.

At the end of 2Q 2005, TDC Song had 843 full-time employees, while HTCC had 871.

EBITDA

EBITDA increased DKK 224m or 7.3% to DKK 3,287m in 2Q 2005, driven mainly by improvements in TDC Mobile International and TDC Solutions of 17.4% and 5.9%, respectively.

Adjusted for the acquisition of TDC Song, HTCC and NetDesign, and for the divestment of Dan Net and Talkline ID, the EBITDA growth came to 4.7%.

The EBITDA-margin was 28.1%, down from 28.4% in 2Q 2004, impacted by acquisition and divestment of assets.

EBITDA AND EBITDA MARGIN

                          1Q04       2Q04     3Q04     4Q04      1Q05      2Q05
In DKKm                   2783       3064     3295     3290      3077      3287
In pct.                   27,1       28,4     29,9     28,6      27,5      28,1


Depreciation, amortization and impairment losses

Depreciation, amortization and impairment losses amounted to DKK 1,642m, an increase of 0.9% over 2Q 2004.

EBIT

EBIT totaled DKK 1,645m, up 14.6%. This development reflects the growth in EBITDA.

One-time items

There were no one-time items in 2Q 2005.

Income from associated enterprises

In 2Q 2005, income from associated enterprises amounted to DKK 85m, mainly attributable to Polkomtel, contributing with DKK 92m.

Net financials

Net financials amounted to an expense of DKK 170m, representing an improvement of DKK 11m or 6.1%.

Net financials exclusive of fair value adjustments amounted to DKK (166)m, compared with DKK (203)m in 2Q 2004. The improvement reflects positive exchange rate adjustments.

In total, fair value adjustments amounted to DKK (4)m against DKK 22m in 2Q
2004.

Income before tax

Income before tax, including one-time items and fair value adjustments, was DKK 1,560m compared with DKK 1,319m in 2Q 2004, representing an increase of 18.3%. The increase reflects the EBITDA improvement as well as lower interest expenses.

Income before tax, excluding one-time items and fair value adjustments was DKK 1,564m, up 20.6%.

Income taxes

Income taxes totalled DKK (203)m, down 40.8%, driven mainly by a reduction of the Danish corporate tax rate from 30% to 28% from January 1, 2005. The reduction in corporate income taxes results in a reduction of deferred taxes of DKK 225m, which is booked in 2Q 2005.

Excluding one-time items and fair value adjustment, income taxes were DKK (198)m compared with DKK (337)m in 2Q 2004.

Adjusted for one-time items and fair value adjustments, the effective tax rate decreased from 26.0% to 12.7% in 2Q 2004. Adjusted for the effect from changes in the tax legislation the effective tax rate amounted to 28.5% in 2Q 2005.

Net income

Net income, including one-time items and fair value adjustments came to DKK 1,357m, compared with DKK 976m in 2Q 2004.

Net income, excluding one-time items and fair value adjustments was DKK 1,366m, up 42.3%.

Statements of Cash Flow

Cash flow from operating activities amounted to DKK 1,531m, down 36.8%, mainly attributable to a negative development of the working capital due to payment of dividend tax. Further, a payment of DKK 537m in taxes has been made related to the Danish National Tax Assessment Council's decision in October 2004 regarding the valuation of goodwill in Talkline. TDC has appealed the ruling from the National Assessment Council.

Cash flow from investing activities was DKK (1,478)m compared with DKK (1,759)m in 2Q 2004, representing a 16.0% improvement.

Cash flow from financing activities amounted to DKK 278m compared with DKK (5,771)m in 2Q 2004, mainly attributable to the fact that in 2005 dividend payments were made in 1Q rather than in 2Q as in 2004, and to the acquisition of own shares for DKK 3.4bn in 2Q 2004.

Net interest-bearing debt

The net interest-bearing debt amounted to DKK 22,640m at the end of 2Q 2005, compared with DKK 20,711m at the end of 2Q 2004, representing an increase of DKK 1.9bn. The increase is attributable to net impact of acquisitions and divestments.

From 1Q 2005 to 2Q 2005, the net interest-bearing debt has increased by DKK 1.3bn. The increase in the net interest-bearing debt in 2Q 2005 is attributable to increased use of cash from working capital of DKK 0.5bn, payment of taxes as a consequence of the Danish National Tax Assessment Council's decision regarding the valuation of Talkline and the inclusion of net interest-bearing debt from HTCC. Finally, the decline was further impacted by the acquisition of Dotcom and shares in HTCC to a total amount of DKK 0.3bn.

Capital expenditures

Capital expenditures, excluding share acquisitions, totaled DKK 1,294m, representing a 3.7% increase. The investment growth is mainly attributable to increased investments in connection with the 3G infrastructure (UMTS) in Denmark, Latvia and Lithuania. The capex-to-net revenues ratio decreased from 11.6% to 11.1%.

CAPITAL EXPENDITURES
(in DKKm)

      1Q04          2Q04          3Q04         4Q04          1Q05           2Q05
      1082          1263          1282         1627          1130           1294


Number of customers

TDC's customer base totaled 14.1m at the end of 2Q 2005, up 9.8% over 2Q 2004, mainly attributable to improvements in Talkline and Bite.

The number of customers in the Danish activities increased 1.4% to 7.5m, mainly attributable to growth in the xDSL and cable modem customer bases, and partly offset by a decline in the number of landline telephony customers and dial-up internet customers.

The domestic mobile customer base increased 2.7% to 2.5m. TDC's retail activities saw a growth of 2.5% and was driven by a net intake of 24,000 customers in TDC Mobil and a net intake of 31,000 customers in Telmore compared with 2Q 2004. The number of wholesale customers increased by 9,000.

The number of xDSL customers in TDC's Danish activities grew 28.1% to 620,000. The number of broadband customers, including broadband cable modem customers, amounts to 770,000, up 30.3% on 2Q 2004.

The number of customers in the international activities was 6.6m, up 21.1%, driven by a net intake of mobile customers in Talkline and Bite in particular as well as the inclusion of HTCC.

Outlook for 2005

This Outlook for 2005 is an update of the Outlook provided with the 1Q 2005 quarterly report.

The Outlook for 2005 includes the acquisition of Dotcom and the reduction of the Danish corporate tax rate.

Information concerning the Outlook for 2005 is by nature associated with a certain level of risk and uncertainty, detailed in the sections on risk factors, cf. the Annual Report 2004, and in the Safe Harbor statement.

Generally, all figures are listed exclusive of one-time items and fair value adjustments.

Compared with the 2005 Outlook communicated with TDC's 1Q 2005 quarterly report, the net revenues are upgraded by DKK 0.3bn to DKK 46.9bn, primarily related to the inclusion of Dotcom.

For TDC Solutions, net revenues are adjusted to reflect a change in internal settlement procedure. This change is neutralized in eliminations included in the line "other activities".

The expected net revenues for 2005 of DKK 46.9bn are up 7.6% compared with 2004.

The EBITDA Outlook for 2005 is unchanged at DKK 13,1bn, representing a growth of 5.3% compared with 2004.

Net income is upgraded by DKK 0.3bn to DKK 4.0bn in 2005. Compared with the last published Outlook, the upgrade is attributable to the change in the Danish statutory corporate tax rate from 30% to 28%.

OUTLOOK FOR 2005
(Excl. one-time items and fair value adjustments)

DKKbn                                                                                       2004               2005      CHANGE IN %
TDC GROUP
Net revenues                                                                              43,570               46,9             7,6
EBITDA                                                                                    12,446               13,1             5,3
Net Income                                                                                 3,943                4,0             1,4
TDC SOLUTIONS
Net revenues                                                                              18,590               21,3            14,6
EBITDA                                                                                     5,872                6,6            12,4
TDC MOBILE INTERNATIONAL
Net revenues                                                                              15,105               15,1            (0,0)
EBITDA                                                                                     2,677                2,8             4,6
TDC SWITZERLAND
Net revenues                                                                               9,692                9,7             0,1
EBITDA                                                                                     2,457                2,5             1,8
TDC CABLE TV

Net revenues                                                                               1,766                2,1            18,9
EBITDA                                                                                     0,351                0,5            42,5
TDC DIRECTORIES

Net revenues                                                                               1,436                1,5             4,5
EBITDA                                                                                     0,459                0,5             8,9
OTHER ACTIVITIES1

Net revenues                                                                              (3,019)              (2,8)            7,3
EBITDA                                                                                     0,630                0,2           (68,3)

1) Includes TDC Services, TDC A/S and eliminations.

STATEMENTS OF INCOME, ETC., FOR THE BUSINESS LINES

DKKM                                                        TDC SOLUTIONS        TDC MOBILE              TDC           TDC CABLE TV
                                                                GROUP        INTERNATIONAL GROUP     SWITZERLAND          GROUP
                                                                                                        GROUP
                                                             2Q       2Q         2Q         2Q       2Q       2Q        2Q       2Q
                                                           2004     2005       2004       2005     2004     2005      2004     2005
Net revenues, external                                    4.290    5.002      3.300      3.493    2.404    2.337       423      524
customers
Net revenues from other                                     262      214        416        321        4        6         7        1
business lines
Total operating expenses                                 (3.122)  (3.682)    (3.076)    (3.025)  (1.803)  (1.724)     (345)    (400)
before depreciations etc.
Other income and expenses                                    49       32         27        (6)        0        0         3        1


EBITDA                                                    1.479    1.566        667        783      605      619        88      126

Depreciation, amortization                                 (837)    (928)      (323)      (268)    (323)    (358)      (53)     (49)
and impairment losses

EBIT                                                        642      638        344        515      282      261        35       77

CAPITAL EXPENDITURES EXCL.                                  639      642        193        288      314      238        59       60
SHARE ACQUISITIONS

DKKM                                                                         TDC DIRECTORIES        OTHER1               TDC
                                                                                    GROUP                                 GROUP
                                                                                 2Q         2Q       2Q       2Q        2Q       2Q
                                                                               2004       2005     2004     2005      2004     2005
Net revenues, external customers                                                336        313       19       24    10.772   11.693

Net revenues from other business lines                                           34         35     (723)    (577)        0        0
Total operating expenses before depreciations etc.                             (260)      (265)     812      652    (7.794)  (8.444)
Other income and expenses                                                         2          7        4        4        85       38


EBITDA                                                                          112         90      112      103     3.063    3.287

Depreciation, amortization and impairment losses                                 (4)       (11)     (87)     (28)   (1.627)  (1.642)

EBIT                                                                            108         79       25       75     1.436    1.645

CAPITAL EXPENDITURES EXCL. SHARE ACQUISITIONS                                     7         13       36       53     1.248    1.294

1) Includes TDC A/S, TDC Services and eliminations.

BUSINESS LINE PERFORMANCE

TDC SOLUTIONS

TDC Solutions' activities are mainly Danish landline voice, Internet and data operations as well as integrated solutions in Denmark, Sweden, Norway, Finland, Czech Republic and Hungary.

DKKm                                                                                     2Q 2004            2Q 2005      Change in %
NET REVENUES, TOTAL                                                                        4.552              5.216            14,6
Of which domestic                                                                          4.241              4.245             0,1
OPERATING EXPENSES                                                                        (3.122)            (3.682)          (17,9)
Transmission costs and cost of goods sold                                                 (1.238)            (1.578)          (27,5)
Other external expenses                                                                     (909)            (1.017)          (11,9)
Wages, salaries and pension costs                                                           (975)            (1.087)          (11,5)
Other income and expenses                                                                     49                 32           (34,7)
EBITDA                                                                                     1.479              1.566             5,9
Of which domestic                                                                          1.478              1.425            (3,6)
EBITDA margin                                                                              32,5%              30,0%
Depreciation, amortization and                                                              (837)              (928)          (10,9)
impairment losses
EBIT                                                                                         642                638            (0,6)

In 2Q 2005, net revenues increased 14.6% to DKK 5,216m, impacted by acquisitions and divestments in 2004 and 2005. The acquisition of TDC Song, HTCC, and NetDesign increased net revenues by DKK 566m, DKK 200m, and DKK 104m, respectively, while the divestment of Dan Net reduced net revenues by DKK 117m. Adjusted for acquisition and disposal of assets net revenues declined by 2.0%.

TDC Song has now been fully integrated and the synergies are being realized as planned.

TELEPHONY SERVICES

Net revenues from landline telephony totaled DKK 2,662m, an increase of 11.9% compared with 2Q 2004. This development was attributable to an increase of DKK 182m or 9.8% in retail revenues from landline telephony (PSTN, ISDN, etc.), and an increase of DKK 103m or 19.8% in wholesale revenues, both due to the inclusion of TDC Song and HTCC. Adjusted for acquisition and disposal of assets, net revenues from landline telephony declined 3.8%.

NET REVENUES

DKKm                                                                                     2Q 2004            2Q 2005      Change in %
NET REVENUES, TOTAL                                                                        4.552              5.216            14,6
Landline telephony                                                                         2.378              2.662            11,9
Retail                                                                                     1.858              2.040             9,8
Subscriptions                                                                                918                939             2,3
Traffic                                                                                      940              1.101            17,1
Wholesale                                                                                    519                622            19,8
Transit traffic                                                                              155                197            27,1
Other 1                                                                                      364                425            16,8
Leased lines                                                                                 275                350            27,3
Data communications and Internet services                                                    909              1.241            36,5
Terminal equipment etc.                                                                      582                724            24,4
Other 2                                                                                      408                239           (41,4)

1) Includes incoming traffic, prefix traffic and service provision.
2) Includes mobile telephony, operator services etc.

Income from subscriptions in the retail segment increased 2.3% to DKK 939m, and at the end of 2Q 2005, TDC Solutions had a total of 2.3m domestic landline retail customers, corresponding to a 5.2% decline compared with the same period in the previous year.

The number of international retail customers totaled 226,000, mainly due to the inclusion of HTCC. Adjusted for acquisition and disposal of assets, net revenues from subscriptions declined 3.1%.

DOMESTIC LANDLINE TRAFFIC
(million minutes)

                         2Q03                   2Q04                       2Q05
                         5159                   4754                       4367


Retail traffic revenues amounted to DKK 1,101m, up 17.1% or DKK 161m. The increase stems from the inclusion of HTCC and TDC Song. This effect is partly offset by a decline in the volume of domestic retail voice minutes of 6.4% to 2.0bn minutes. This is in line with the trend of the past few years, where traffic minutes are migrating to mobile services or IP networks. Adjusted for acquisition and disposal of assets, net revenues from retail traffic declined 9.0%.

Wholesale traffic revenues totaled DKK 622m, up DKK 103m or 19.8%. The increase reflects the inclusion of TDC Song and HTCC as well as a 27.1% improvement transit revenues stemming from higher volumes. Danish wholesale traffic volume declined 9.5% to 2.4bn minutes, while the number of wholesale customers remained almost unchanged at 494,000.

Revenues from leased lines increased 27.3% to DKK 350m, mainly attributable to the inclusion of TDC Song and HTTC. Adjusted for acquisition and disposal of assets, net revenues from leased lines declined 8.4%.

BROADBAND SERVICES, ETC.

Revenues from data communications and Internet services grew 36.5% to DKK 1,241m, driven mainly by a 28.1% growth in the number of domestic xDSL customers and the inclusion of TDC Song, however partly offset by lower dial-up revenues and the divestment of Dan Net.

TDC'S DOMESTIC XDSL CUSTOMERS, END-OF-PERIOD
('000)

                         2Q03                   2Q04                       2Q05
                          332                    484                        620


Adjusted for acquisition and disposal of assets, revenues from data communication and Internet services increased 11.5%.

REVENUES FROM OTHER SERVICES

Revenues from terminal equipment, installations, etc., increased 24.4% or DKK 142m to DKK 724m, attributable to increased sales of terminal and PC equipment as well as the inclusion of NetDesign.

Revenues from other services decreased by DKK 169m or 41.4%, driven by adjusted internal settlements and the divestment of Dan Net.

OPERATING EXPENSES

Operating expenses increased by 17.9% or DKK 560m to DKK 3,682m. The increase was driven by an increase in transmission costs and cost of goods sold of DKK 340m, an increase in other external expenses of DKK 108m, and an increase in wages, salaries and pension costs of DKK 112m, all mainly attributable to the inclusion of TDC Song, HTCC, and NetDesign. Adjusted for acquisition and disposal of assets, operating expenses fell 3.3%.

EBITDA

EBITDA amounted to DKK 1,566m in 2Q 2005, up DKK 87m or 5.9%. Adjusted for the inclusion of TDC Song, HTCC and NetDesign, and the divestment of Dan Net, EBITDA declined by 0.3%. The EBITDA margin was 30.0% compared with 32.5% in the same quarter last year. The decline in the EBITDA margin is a result of the inclusion of TDC Song and NetDesign, both contributing with a lower EBITDA margin.

EBITDA AND EBITDA MARGIN

                          1Q04       2Q04     3Q04     4Q04      1Q05      2Q05
EBITDA DKKm               1422       1479     1484     1487      1574      1566
EBITDA margin %             31         32       33       30        30        30


DEPRECIATION, AMORTIZATION AND IMPAIRMENT LOSSES

Depreciation, amortization and impairment losses increased by 10.9% to DKK 928m, impacted by the inclusion of TDC Song, HTTC and NetDesign.

EARNINGS BEFORE INTEREST AND TAXES (EBIT)

EBIT amounted to DKK 638m, a decline of 0.6% compared with 2Q 2004, driven by the increased depreciation during the period.

CAPITAL EXPENDITURES

Capital expenditures increased 0.5% to DKK 642m, stemming mainly from the inclusion of TDC Song. However, the development was also impacted by lower capital expenditures in the Danish operation. The capex-to-net revenues ratio amounted to 12.3% compared with 14.0% in 2Q 2004.

CUSTOMERS

TDC Solutions' total domestic customer base was 4.1m at the end of 2Q 2005, down 2.2%. The number of landline customers was 2.8m, including wholesale customers, declining 4.3%, while the xDSL customer base grew by 28.1% to 620,000. The number of Duet customers decreased by 3.1% to 277,000, while dial-up Internet subscriptions decreased by 21.8% to 352,000, mainly driven by migration to broadband services. The total international customer base was 397,000 at the end of 2Q 2005.

TDC MOBILE INTERNATIONAL

TDC Mobile International includes mainly TDC Mobil A/S, Telmore, Talkline and
Bite

DKKm                                                                                     2Q 2004            2Q 2005     Change in %
NET REVENUES, TOTAL                                                                        3.716              3.814             2,6
Domestic operations                                                                        1.596              1.754             9,9
Talkline etc.1                                                                             1.898              1.782            (6,1)
Bite                                                                                         222                278            25,2
OPERATING EXPENSES                                                                        (3.076)            (3.025)            1,7
Transmission costs and cost of goods sold                                                 (1.920)            (1.860)            3,1
Other external expenses                                                                     (908)              (921)           (1,4)
Wages, salaries and pension costs                                                           (248)              (244)            1,6
Other income and expenses                                                                     27                 (6)         (122,2)
EBITDA                                                                                       667                783            17,4
EBITDA margin                                                                               17,9%              20,5%
Domestic operations                                                                          546                600             9,9
Talkline etc.1                                                                                78                126            61,5
Bite                                                                                          43                 57            32,6
Depreciation, amortization and impairment losses                                            (323)              (268)            17,0
EBIT                                                                                         344                515            49,7

1) Talkline etc. includes European Service Provider activities, including easyMobile.


In 2Q 2005, net revenues in TDC Mobile International amounted to DKK 3,814m, up 2.6%. Adjusted for the divestment of Talkline ID, the growth was 12.0%.

Total operating costs declined 1.7% to DKK 3.025m. This is attributable to a 3.1% decline in transmission costs and cost of goods sold, and a 1.6% decrease in wages, salaries and pension costs, partly offset by a 1.4% increase in other external expenses. Adjusted for the divestment of Talkline ID, the increase was 8.7% as a result of higher transmission costs.

EBITDA amounted to DKK 783m, up 17.4% or DKK 116m. Adjusted for the divestment of Talkline ID, the growth was 20.7%.

EBITDA AND EBITDA MARGIN

                          1Q04       2Q04     3Q04     4Q04      1Q05      2Q05
EBITDA DKKm                553        667      754      703       667       783
EBITDA margin %             17         18       19       17        18      20,5


EBIT amounted to DKK 515m, representing an increase of 49.7% compared with 2Q 2004.

Capital expenditures, excluding share acquisitions, increased DKK 95m to DKK 288m, driven by increased UMTS investments in Denmark and capitalization of the UMTS license in Latvia. The capex-to-net revenues ratio increased from 5.2% to 7.6%.

DOMESTIC MOBILE

Net revenues for the domestic mobile operation increased 9.9% to DKK 1,754m, driven mainly by a 10.5% increase in traffic revenues. This includes revenues from SMS, data and content services, which increased 16.0% to DKK 232m. Average monthly revenues per user (ARPU) increased from DKK 180 in 2Q 2004 to DKK 197 in 2Q 2005.

The total mobile voice traffic, including the share related to TDC Solutions, increased 13.6% compared with 2Q 2004.

The competitive environment in 2Q 2005 was characterized by slightly reduced average retail prices compared with 2Q 2004. Pricing levels as such have remained relatively stable, but the average retail prices are lowered as a result of continued customer migration towards lower-cost products and internet based solutions which puts pressure on the average retail prices. Customer acquisition costs (SAC) was DKK 530 per customer in 2Q 2005 compared with DKK 513 in 2Q 2004. The increase reflects our customers' continued desire to upgrade to more advanced mobile phones as well as continued competitive forces in the Danish mobile market. Improved customer loyalty led to a decrease in churn from 3.1% to 2.6% per month.

In 2Q 2005, operating expenses increased 7.5% to DKK 1,156m, reflecting a 13.2% growth in transmission costs and cost of goods sold, driven by the increase in traffic.

EBITDA was up 9.9% to DKK 600m, reflecting the revenue growth. The EBITDA margin remained unchanged at 34.2% in 2Q 2005.

The domestic mobile customer base increased 2.7% to 2.5m. TDC's retail activities saw a growth of 2.5% and was driven by a net intake of 24,000 customers in TDC Mobil and a net intake of 31,000 customers in Telmore compared with 2Q 2004. The number of wholesale customers increased by 9,000.

Since the end of 1Q 2005, the number of domestic mobile customers has gone up by 27,000.

Capital expenditures in the domestic mobile operation increased by 9.6% to DKK 137m, mainly attributable to increased investments related to the establishment of 3G infrastructure (UMTS). The capex-to-net revenues ratio was 7.8%, unchanged compared with 2Q 2004.

TALKLINE, ETC.

Talkline, etc. includes European service provider activities consisting of Talkline and easyMobile. TDC's German subsidiary Talkline is a focused service provider of mobile telephony and is 100% owned by TDC Mobile International, and easyMobile is 80% owned.

In 2Q, the German mobile market was negatively impacted by unfavourable conditions in the German economy. At the same time, several mobile products based on the same concept as easyMobile have been introduced on the market.

Talkline has managed to successfully maintain its position on the German market by focusing on and extending its sales channels. Furthermore, by developing new products and services, Talkline has been able to retain a growing number of existing customers, thereby managing to increase its market share to approximately 4% of the German mobile market.

Net revenues decreased 6.1% to DKK 1,782m. The development was driven by the sale of Talkline ID and was partly offset by an increase in revenues from the mobile operation, reflecting an increased customer base. Adjusted for the divestment of Talkline ID, the growth was 12.3%.

EBITDA grew 61.5% to DKK 126m. The improvement stems from lower customer and acquisition costs in 2Q 2005.

By the end of 2Q 2005, Talkline had 2.9m mobile customers, representing a 26.8% increase on 2Q 2004.

Talkline ID has been divested effective from April 1, 2005.

Throughout 2Q 2005, easyMobile UK has shown a satisfactory development and the company has now reached approx. 15.000 customers. This is as a satisfactory development, seen in the light of the general competitive situation on the British market and Telmore's start-up experience from the Danish market. The company has experienced high customer satisfaction rates.

BITE

Bite is a Lithuanian mobile operator which is 100% owned by TDC Mobile International and operates mobile networks in Lithuania and since May 2005 also in Latvia.

Net revenues in Bite amounted to DKK 278m in 2Q 2005, up 25.2%.

EBITDA was DKK 57m, representing an increase of 32.6% stemming from increased revenues.

In 2Q 2005, Bite's mobile customer base grew by 150,000 or 15.2%. Compared with 2Q 2004, the mobile customer base increased 54.3% to a total of 1.1m customers.

TDC SWITZERLAND

TDC Switzerland provides mobile, landline and Internet services for the Swiss market using the sunrise brand name.

DKKm                                                                                     2Q 2004            2Q 2005     Change in %
NET REVENUES, TOTAL                                                                        2.408              2.343            (2,7)
Mobile telephony                                                                           1.439              1.433            (0,4)
Landline telephony                                                                           782                712            (9,0)
Internet services                                                                            187                198             5,9
OPERATING EXPENSES                                                                        (1.803)            (1.724)            4,4
Transmission costs and cost of goods sold                                                   (945)              (859)            9,1
Other external expenses                                                                     (544)              (561)           (3,1)
Wages, salaries and pension costs                                                           (314)              (304)            3,2
EBITDA                                                                                       605                619             2,3
EBITDA margin                                                                               25,1%              26,4%
Depreciation, amortization and impairment losses                                            (323)              (358)          (10,8)
EBIT                                                                                         282                261            (7,4)

2Q 2005 was an eventful quarter for TDC Switzerland, where the lowering of termination charges affected pricing levels in the whole market. Also, ccompetition on the landline and broadband markets remained intense. TDC Switzerland launched a new mobile service, Yallo, into the Swiss mobile market and acquired Ascom Communication Solutions, which will improve the position on the growing business market for IP/VPN solutions in the Swiss corporate market. Ascom Communication Solutions is expected to be included as of July 1, 2005.

In 2Q 2005, TDC Switzerland had net revenues of DKK 2,343m, down 2.7%.

In local currency, net revenues decreased by 2.5%.

Revenues in the mobile operation amounted to DKK 1,433m, a decrease of 0.4% due to seasonal fluctuations in sales of terminal equipment which declined 42.3% compared with 2Q 2004. The number of mobile customers increased 5.2%.

Within landline telephony, revenues decreased 9.0% to DKK 712m in 2Q 2005, reflecting a 10.3% decline in the customer base. The Swiss landline market continues to be characterized by migration from traditional landline telephony to broadband services and mobile telephony, and by the continued competitive pressures.

Internet revenues totaled DKK 198m, an increase of 5.9% over 2Q 2004. This development still represents the net effect of two opposite development trends: a 37.2% growth in the number of xDSL customers combined with a decrease in the number of Internet dial-up customers.

Operating costs decreased 4.4% to DKK 1,724m. This decrease stems from a reduction in transmission costs and cost of goods sold of 9.1% to DKK 859m due to lower landline traffic volume and decreased sales of terminal equipment.

EBITDA AND EBITDA MARGIN

                           1Q04       2Q04     3Q04     4Q04      1Q05     2Q05
In DKKm                     579        605      632      641       624      619
In pct.                    24,0       25,1     25,9     26,3      26,6     26,4

EBITDA increased 2.3% to DKK 619m compared to 2Q 2004. In local currency, the increase amounted to 2.5%. TDC Switzerland's EBITDA margin increased from 25.1% to 26.4%.

Depreciation, amortization and impairment losses increased 10.8% to DKK 358m, mainly attributable to capital expenditures in the mobile network and IT infrastructure.

EBIT was DKK 261m, down 7.4% compared with 2Q 2004, reflecting higher depreciation, amortization and impairment losses.

Capital expenditures amounted to DKK 238m, down 24.2% and mainly due to seasonal fluctuations in the investment activities primarily in the UMTS network. The capex-to-net revenues ratio was 10.2% compared with 13.0% in 2Q 2004.

By the end of 2Q 2005, TDC Switzerland had 2.2 million customers, corresponding to a decrease of 2.7% or 62,000 customers compared with 2Q 2004. The number of mobile customers grew by 61,000 or 5.2% to reach a total of 1.2m, while the number of landline customers decreased by 63,000 or 10.3% to a total of 549,000. In addition, the number of customers with dial-up Internet connections decreased 105,000 or 29.2% to 254,000, while the number of xDSL customers grew 37.2% to 166,000.

TDC CABLE TV
TDC Cable TV provides cable-TV services as well as Internet access via cable modem in Denmark.

TDC Cable TV is continuing to expand its traditional TV business, while also continuing to increase its coverage of Internet services.

TDC Cable TV's net revenues amounted to DKK 525m, up 22.1%. The increase reflects an increased customer base within both the traditional cable TV business and the broadband business.

Operating expenses increased 15.9% to DKK 400m, compared with 2Q 2004, mainly attributable to increased transmission costs reflecting higher content provider charges, other external expenses and increased wages, salaries and pension costs from increased activities due to a growth in the customer base and the acquisition of Connect Partner in 2004.

EBITDA AND EBITDA MARGIN

                           1Q04       2Q04     3Q04     4Q04      1Q05     2Q05
EBITDA DKKm                  63         88       90      110       118      126
EBITDA margin %              15         20       20       23        24       24

EBITDA increased 43.2% to DKK 126m in 2Q 2005, reflecting a satisfactory development in revenues from an increased customer base.

EBIT amounted to DKK 77m in 2Q 2005, compared with DKK 35m in 2Q 2004.

TDC Cable TV's capital expenditures amounted to DKK 60m, compared with DKK 59m in 2Q 2004. The capex-to-net revenues ratio therefore came to 11.4% compared with 13.7% in 2Q 2004.

By the end of 2Q 2005, TDC Cable TV had 1.0m cable TV customers, up 6.6%, while the number of cable modem customers has increased 42.5% to 218,000. Of our cable modem customers 164,000 have high-speed internet access.

TDC DIRECTORIES GROUP
TDC Directories provides directory services, specialist business catalogues and online inquiry services in the Danish, Swedish and Finnish markets

TDC Directories' quarterly results are affected by the release dates of printed directories, since the revenues from the printed directories are recognized at the time of release. This impacts the allocation of annual revenues and earnings on quarters.

In 2Q 2005, net revenues decreased 5.9% to DKK 348m compared with 2Q 2004. This is related to the development in the printed catalogue market in Denmark which experienced a decline as some revenues migrates to internet based products. The sales of internet based products are traditionally higher in the second half of the year. The international activities realized revenue growth of 10% reflecting an increased market share.

Operating expenses increased 1.9% to DKK 265m.

EBITDA was DKK 90m, compared with DKK 112m in 1Q 2004, related to the developments in net revenues.

EBIT amounted to DKK 79m in 2Q 2005, compared with DKK 108m in the same quarter of 2004.

TDC has decided to explore the strategic options for TDC Directories, including a potential sale of the business (ref. stock exchange release no. 12 / 2005 from June 17, 2005).

SAFE HARBOR STATEMENT

Certain sections of this release contain forward-looking statements that are subject to risks and uncertainties.
Examples of such forward-looking statements include, but are not limited to:

   o statements containing projections of revenues, income (or loss), earnings per share, capital expenditures, dividends, capital structure or other financial items.
   o statements of our plans, objectives or goals for future operations including those related to our products or services. statements of future economic performance.
   o statements of the assumptions underlying or relating to such statements.

Words such as "believes", "anticipates", "expects", "intends", "aims" and "plans" and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. These statements are based on current plans, estimates and projections, and therefore undue reliance should not be placed on them.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that the predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements made by us or on our behalf. These factors include, but are not limited to:

   o     changes in applicable Danish and EU legislation
   o increases in the interconnection rates we are charged by other carriers or decreases in the interconnection rates we are able to charge other carriers
   o decisions from the Danish National IT and Telecom Agency whereby the regulatory obligations of TDC are extended
   o developments in competition within domestic and international communications solutions introduction of and demand for new services and products
   o developments in the demand, product mix and prices in the mobile market, including marketing and customer-acquisition costs
   o     developments in the market for multimedia services
   o     the possibilities of being awarded licenses
   o developments in our international activities, which also involve certain political risks investments in and divestitures of domestic and foreign companies.

We caution that the above list of important factors is not exhaustive. When relying on forward-looking statements to make decisions with respect to TDC, investors and others should carefully consider the foregoing factors and other uncertainties and events. Such forward-looking statements speak only as of the date on which they are made and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

CONFERENCE CALL

TDC invites you to take part in a conference call today at 10.00 CET hosted by Henning Dyremose, Chief Executive Officer, and Hans Munk Nielsen, Chief Financial Officer. To participate, please call +353 1 439 0432 from outside Denmark and 80 80 2005 (toll-free) from Denmark about 10 minutes before the conference call is due to start.

The conference will be available in digital replay until August 15, 2005 on tel. +353 1 240 0041. Access code: 550436#. Press # for instructions during the replay.

The conference call will refer to a slide deck which is available at www.tdc.dk and www.tdc.com. Participants wishing to derive full benefit from the conference call should obtain these slides in due time before the conference call begins.

For further information, please contact Investor Relations at +45 3343 7680.

FINANCIAL CALENDAR

TDC's current financial calendar is as follows (more details on www.tdc.com):

October 4, 2005
Start of closed period prior to Quarterly Report 3Q 2005

November 2, 2005
Quarterly Report 3Q 2005

December 31, 2005
Closing of the 2005 fiscal year

February 22, 2006
Quarterly report for 4Q 2005 and for the full year 2005.

STATEMENTS OF INCOME

TDC GROUP (DKKM)                                     2Q           2Q       CHANGE          1H           1H       CHANGE
                                                   2004         2005         IN %        2004         2005         IN %
NET REVENUES                                     10.772       11.693          8,5      21.031       22.876          8,8
Domestic net revenues                             5.817        6.191          6,4      11.389       12.033          5,7
in percent of total net revenues                    54%          53%                      54%          53%
International net revenues                        4.955        5.502         11,0       9.642       10.843         12,5
in percent of total net revenues                    46%          47%                      46%          47%

Transmission costs and cost of goods sold        (3.894)      (4.232)        (8,7)     (7.619)      (8.478)       (11,3)
Other external charges                           (2.012)      (2.186)        (8,6)     (4.042)      (4.125)        (2,1)
Wages, salaries and pension costs                (1.888)      (2.026)        (7,3)     (3.629)      (3.992)       (10,0)
Total operating expenses before depreciation     (7.794)      (8.444)        (8,3)    (15.290)     (16.595)        (8,5)
etc.
Other income and expenses                            85           38        (55,3)        116           83        (28,4)
EBITDA                                            3.063        3.287          7,3       5.857        6.364          8,7
of which domestic EBITDA                          2.326        2.328          0,1       4.423        4.565          3,2
in percent of total EBITDA                          76%          71%                      76%          72%
of which international EBITDA                       737          959         30,1       1.434        1.799         25,5
in percent of total EBITDA                          24%          29%                      24%          28%
Depreciation, amortization and impairment        (1.627)      (1.642)        (0,9)     (3.204)      (3.213)        (0,3)
losses
EBIT, EXCLUDING ONE-TIME ITEMS                    1.436        1.645         14,6       2.653        3.151         18,8
One-time items                                        0            0            -        (558)        (622)       (11,5)
EBIT INCLUDING ONE-TIME ITEMS                     1.436        1.645         14,6       2.095        2.529         20,7
Income from associates                               64           85         32,8       5.485          185        (96,6)
of which one-time items                               0            0            -       5.066            0           NM
Net financials                                     (181)        (170)         6,1        (453)        (423)         6,6
of which net financials excluding fair value       (203)        (166)        18,2        (487)        (365)        25,1
adjustments
of which fair value adjustments                      22           (4)      (118,2)         34          (58)          NM
INCOME BEFORE INCOME TAXES                        1.319        1.560         18,3       7.127        2.291        (67,9)
Total income taxes                                 (343)        (203)        40,8        (511)        (419)        18,0
- Income taxes related to income excluding         (337)        (198)        41,2        (670)        (599)        10,6
one-time items and fair value adjustments
- Income taxes related to one-time items and         (6)          (5)        16,7         159          180         13,2
fair value adjustments
NET INCOME                                          976        1.357         39,0       6.616        1.872        (71,7)
ATTRIBUTABLE TO:
Shareholders of the Parent Company                  976        1.370         40,4       6.616        1.886        (71,5)
Minority interests                                    0          (13)          NM           0          (14)          NM

NET INCOME, EXCLUDING ONE-TIME ITEMS AND            960        1.366         42,3       1.915        2.372         23,9
FAIR VALUE ADJUSTMENTS


BALANCE SHEETS

DKKM                                                                                  2Q 2004       2Q 2005

ASSETS
Intangible assets                                                                      31.463        33.945
Property, plant and equipment                                                          24.678        26.808
Pension assets                                                                          4.955         5.377
Other non-current assets                                                                4.417         4.481
TOTAL NON-CURRENT ASSETS                                                               65.513        70.611

Trade and other receivables                                                             8.628         8.173
Marketable securities                                                                   2.718         3.766
Cash and cash equivalents                                                              11.238         4.921
Other current assets                                                                    1.176         1.985
TOTAL CURRENT ASSETS                                                                   23.760        18.845

TOTAL ASSETS                                                                           89.273        89.456
- of which interest-bearing receivables                                                   107            83

EQUITY AND LIABILITIES
Equity attributable to shareholders of the Parent Company                              35.528        38.081
Minority interests                                                                          1           293
TOTAL EQUITY                                                                           35.529        38.374

Long-term debt                                                                         32.317        25.113
Deferred tax liabilities                                                                4.373         4.042
Deferred income                                                                           980         1.097
Pension liabilities                                                                       254           236
Other non-current liabilities                                                           1.222         1.257
TOTAL NON-CURRENT LIABILITIES                                                          39.146        31.745

Current maturities of long-term debt                                                    1.938         5.522
Short-term bank loans                                                                     519           775
Trade and other payables                                                                8.635         8.501
Deferred income                                                                         2.449         2.809
Other current liabilities                                                               1.057         1.730
TOTAL CURRENT LIABILITIES                                                              14.598        19.337

TOTAL LIABILITIES                                                                      53.744        51.082

TOTAL EQUITY AND LIABILITIES                                                           89.273        89.456

NET INTEREST-BEARING DEBT                                                              20.711        22.640


STATEMENTS OF CASH FLOW
TDC GROUP (DKKM)                                     2Q           2Q       CHANGE          1H           1H       CHANGE
                                                   2004         2005         IN %        2004         2005         IN %
EBITDA                                            3.063        3.287          7,3       5.857        6.364          8,7
Change in working capital                           279         (539)          NM         680         (442)      (165,0)
Other                                              (271)        (189)        30,3        (727)        (324)        55,4
CASH FLOW FROM OPERATING ACTIVITIES BEFORE        3.071        2.559        (16,7)      5.810        5.598         (3,6)
NET FINANCIALS
Interest paid, net                                 (707)        (524)        25,9      (1.182)        (830)        29,8
Realized currency adjustments                        67           40        (40,3)         80          (45)      (156,3)
CASH FLOW FROM OPERATING ACTIVITIES BEFORE        2.431        2.075        (14,6)      4.708        4.723          0,3
TAX
Corporate income tax paid                            (9)        (544)          NM        (283)        (726)      (156,5)
CASH FLOW FROM OPERATING ACTIVITIES               2.422        1.531        (36,8)      4.425        3.997         (9,7)
Investments in subsidiaries                         (10)        (315)          NM        (189)        (315)       (66,7)
Investments in property, plant and equipment       (964)        (961)         0,3      (2.101)      (1.980)         5,8
Investments in intangible assets                   (266)        (314)       (18,0)       (395)        (533)       (34,9)
Investments in other non-current assets             (25)        (141)          NM         (28)        (142)          NM
Investments in marketable securities               (707)           0           NM        (707)        (886)       (25,3)
Divestments of subsidiaries                           0           25           NM           0           25           NM
Sale of property, plant and equipment                72           52        (27,8)        127           66        (48,0)
Sale of intangible assets and other                  27           14        (48,1)        869           63        (92,8)
investments
Divestments of marketable securities                  6            9         50,0           9          517           NM
Dividends received from associates                  108          153         41,7      11.524          154        (98,7)
CASH FLOW FROM INVESTING ACTIVITIES              (1.759)      (1.478)        16,0       9.109       (3.031)      (133,3)
Proceeds from long-term loans                        26           (1)      (103,8)         29            1        (96,6)
Repayments of long-term debt                        (22)        (149)          NM      (1.661)        (523)        68,5
Change in short-term bank loans                     187          421        125,1         (14)          16           NM
Change in minorty interests                           0            0           NM           0            0           NM
Dividends paid                                   (2.555)           0           NM      (2.555)      (2.440)         4,5
Acquisition of treasury shares, net              (3.407)           7        100,2      (3.533)          62        101,8
CASH FLOW FROM FINANCING ACTIVITIES              (5.771)         278        104,8      (7.734)      (2.884)        62,7
INCREASE/(DECREASE) IN CASH AND CASH             (5.108)         331        106,5       5.800       (1.918)      (133,1)
EQUIVALENTS

CASH AND CASH EQUIVALENTS, END OF PERIOD         11.238        4.921        (56,2)     11.238       4.921         (56,2)

CAPITAL EXPENDITURE
exc. share acquisitions
TDC GROUP (DKKM) 1                                   2Q           2Q    CHANGE IN          1H           1H    CHANGE IN
                                                   2004         2005            %        2004         2005            %
TDC Solutions                                       639          642         (0,5)      1.196        1.212         (1,3)
- of which domestic                                 624          553         11,4       1.168        1.060          9,2
TDC Mobile International                            193          288        (49,2)        393          543       (38,2)
- domestic                                          125          137         (9,6)        296          345        (16,6)
- Talkline etc.                                      26           16         38,5          33           20         39,4
- Bite                                               42          135           NM          64          178       (178,1)
TDC Switzerland                                     314          238         24,2         544          476         12,5
TDC Cable TV                                         59           60         (1,7)        111           98         11,7
TDC Directories                                       7           13        (85,7)         14           19        (35,7)
Others 2                                             36           53        (47,2)         58           76        (31,0)
CAPEX                                             1.248        1.294         (3,7)      2.316        2.424         (4,7)


1 A positive variance indicates a positive cash flow.
2 Includes TDC Services, TDC A/S and eliminations.


SHAREHOLDERS' EQUITY

TDC GROUP (DKKM)                                      2Q 2004                                      2Q 2005
                                                 SHARE-     MINORITY        TOTAL SHARE-HOLDERS'  MINORITY        TOTAL
                                               HOLDERS'    INTERESTS       EQUITY      EQUITY    INTERESTS       EQUITY
                                                 EQUITY
SHAREHOLDERS' EQUITY                             37.745            2       37.747      36.829           26       36.855
AT APRIL 1
Net income                                          976            0          976       1.370          (13)       1.357
Dividends declared                                    0           NM            0           0           NM            0
Acquisition of                                   (3.414)          NM       (3.414)          0           NM            0
treasury shares
Disposal of treasury                                  7           NM            7           7           NM            7
shares
Share-based payments                                 11            0           11          11            0           11
Currency translation                                 55           (1)          54        (191)           1         (190)
adjustments
Tax related to changes                              148            0          148          55            0           55
in shareholders' equity
Additions to minority                                NM            0            0          NM          279          279
interests

SHAREHOLDERS' EQUITY                             35.528            1       35.529      38.081         293        38.374
AT JUNE 30

QUARTERLY STATEMENTS OF INCOME

DKKM                                 2003          1Q            2Q           3Q            4Q         2004           1Q          2Q
                                                 2004          2004         2004          2004                      2005        2005
NET REVENUES
TDC Solutions                      18.585       4.587         4.552        4.462         4.988       18.590        5.216       5.216
- domestic                         17.297       4.278         4.241        4.175         4.366       17.061        4.479       4.245
TDC Mobile International           13.175       3.336         3.716        4.007         4.047       15.105        3.757       3.814
- domestic                          5.613       1.469         1.596        1.697         1.742        6.503        1.608       1.754
- Talkline etc.                     6.692       1.664         1.898        2.059         2.054        7.675        1.908       1.782
- Bite                                870         203           222          251           251          927          241         278
TDC Switzerland                     9.471       2.409         2.408        2.440         2.435        9.692        2.345       2.343
TDC Cable TV                        1.524         421           430          446           469        1.766          500         525
TDC Directories                     1.463         213           370          394           459        1.436          222         348
Others 1                           (2.805)       (707)         (704)        (727)         (881)      (3.019)        (857)      (553)
NET REVENUES, TOTAL                41.413      10.259        10.772       11.022        11.517       43.570       11.693      11.183

EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION
AND AMORTIZATION (EBITDA)

TDC Solutions                       5.686       1.422         1.479        1.484         1.487        5.872        1.574       1.566
- domestic                          5.752       1.422         1.478        1.491         1.488        5.879        1.524       1.425
TDC Mobile International            2.364         553           667          754           703        2.677          667         783
- domestic                          1.662         440           546          563           486        2.035          499         600
- Talkline etc.                       513          65            78          125           183          451          126         126
- Bite                                189          48            43           66            34          191           42          57
TDC Switzerland                     2.205         579           605          632           641        2.457          624         619
TDC Cable TV                          170          63            88           90           110          351          118         126
TDC Directories                       412          (7)          112          171           183          459           (8)         90
Others 1                              713         184           112          168           166          630          102         103
EARNINGS BEFORE INTEREST,          11.550       2.794         3.063        3.299         3.290       12.446        3.077       3.287
TAXES, DEPRECIATION AND
AMORTIZATION (EBITDA), TOTAL
Depreciation, amortization         (6.241)     (1.577)       (1.627)      (1.608)       (1.884)      (6.696)     (1.571)     (1.642)
and impairment losses
OPERATING INCOME (EBIT),            5.309       1.217         1.436        1.691         1.406        5.750        1.506       1.645
EXCLUDING ONE-TIME ITEMS
One-time items                     (1.119)       (558)            -          943             -          385         (622)          -
OPERATING INCOME (EBIT),            4.190         659         1.436        2.634         1.406        6.135          884       1.645
INCLUDING ONE-TIME ITEMS
Income from associates                779       5.421            64           74            84        5.643          100          85
- Income from associates,           1.340         355            64           74            84          577          100          85
excluding one-time items
- One-time items related             (561)      5.066             -            -             -        5.066            -           -
to associates
Net financials                       (565)       (272)         (181)        (278)            8         (723)        (253)      (170)
- Net financials excluding         (1.159)       (284)         (203)        (234)         (180)        (901)        (199)      (166)
fair value adjustments
- Fair value adjustments              594          12            22          (44)          188          178          (54)        (4)
INCOME BEFORE INCOME TAXES          4.404       5.808         1.319        2.430         1.498       11.055          731       1.560
Total income taxes                 (1.193)       (168)         (343)        (468)         (166)      (1.145)        (216)      (203)
- Income taxes related to          (1.445)       (333)         (337)        (471)         (342)      (1.483)        (401)      (198)
income, excluding one-time
items and fair value
adjustments


- Income taxes related to             306         167             -          (10)          218          375          166           -
one-time items
- Income taxes related to             (54)         (2)           (6)          13           (42)         (37)          19         (5)
fair value adjustments
NET INCOME                          3.211       5.640           976        1.962         1.332        9.910          515       1.357
ATTRIBUTABLE TO:
Shareholders of the Parent          3.203       5.640           976        1.962         1.334        9.912          516       1.370
Company
Minority interests                      8           -             -            -            (2)          (2)          (1)       (13)

EXCLUDING ONE-TIME ITEMS
AND FAIR VALUE ADJUSTMENTS

OPERATING INCOME (EBIT),            5.309       1.217         1.436        1.691         1.406        5.750        1.506       1.645
EXCLUDING ONE-TIME ITEMS

Income from associates,             1.340         355            64           74            84          577          100          85
excluding one-time items
Net financials                     (1.152)       (284)         (203)        (234)         (180)        (901)        (199)      (166)

INCOME BEFORE INCOME TAXES          5.497       1.288         1.297        1.531         1.310        5.426        1.407       1.564
Income taxes                       (1.439)       (333)         (337)        (471)         (342)      (1.483)        (401)      (198)
NET INCOME                          4.058         955           960        1.060           968        3.943        1.006       1.366


1) Includes TDC Services,
TDC A/S and
eliminations.

QUARTERLY BALANCE SHEETS

TDC GROUP (DKKM)                     2003          1Q            2Q           3Q            4Q           1Q           2Q
                                                 2004          2004         2004          2004         2005         2005
ASSETS
Intangible assets                  30.514      30.590        31.463       30.673        33.495       33.208       33.945
Property, plant and equipment      25.297      25.320        24.678       24.295        26.252       25.829       26.808
Pension assets                      6.509       4.882         4.955        5.345         5.435        5.301        5.377
Other non-current assets           10.809       4.579         4.417        4.762         5.126        4.839        4.481
TOTAL NON-CURRENT ASSETS           73.129      65.371        65.513       65.075        70.308       69.177       70.611

Trade and other receivables        10.492       8.846         8.628        8.355         8.374        7.754        8.173
Marketable securities               2.028       2.024         2.718        2.703         3.412        3.773        3.766
Cash and cash equivalents           5.430      16.382        11.238       10.702         6.838        4.590        4.921
Other current assets                1.527       1.402         1.176        1.221         1.332        2.005        1.985
TOTAL CURRENT ASSETS               19.477      28.654        23.760       22.981        19.956       18.122       18.845

TOTAL ASSETS                       92.606      94.025        89.273       88.056        90.264       87.299       89.456
- of which interest-bearing           148         126           107           81            83           83           83
receivables

EQUITY AND LIABILITIES
Equity attributable to             35.929      37.745        35.528       37.388        38.823       36.829       38.081
shareholders of the
Parent Company
Minority interests                      2           2             1            1            27           26          293
TOTAL EQUITY                       35.931      37.747        35.529       37.389        38.850       36.855       38.374

Long-term debt                     33.110      32.432        32.317       29.086        29.142       29.197       25.113
Deferred tax liabilities            4.885       4.531         4.373        4.503         4.677        4.477        4.042
Deferred income                       968         973           980          974         1.052          997        1.097
Pension liabilities                   152         258           254          252           264          240          236
Other non-current liabilities         515         977         1.222          912         1.651        1.638        1.257
TOTAL NON-CURRENT LIABILITIES      39.630      39.171        39.146       35.727        36.786       36.549       31.745

Current maturities of long-term     2.792       1.941         1.938        2.079           609          287        5.522
debt
Short-term bank loans                 533         331           519          448           728          322          775
Trade and other payables           10.436       9.286         8.635        9.046         9.535        9.282        8.501
Deferred income                     2.286       2.452         2.449        2.368         2.573        2.692        2.809
Other current liabilities             998       3.097         1.057          999         1.183        1.312        1.730
TOTAL CURRENT LIABILITIES          17.045      17.107        14.598       14.940        14.628       13.895       19.337

TOTAL LIABILITIES                  56.675      56.278        53.744       50.667        51.414       50.444       51.082

TOTAL EQUITY AND LIABILITIES       92.606      94.025        89.273       88.056        90.264       87.299       89.456

NET INTEREST-BEARING DEBT          28.829      16.172        20.711       18.127        20.146       21.360       22.640

QUARTERLY STATEMENTS OF CASH FLOWS

TDC GROUP (DKKM)                      2003          1Q           2Q          3Q          4Q         2004           1Q          2Q
                                                  2004         2004        2004        2004                      2005        2005
EBITDA                              11.550       2.794        3.063       3.299       3.290       12.446        3.077       3.287
Change in working capital              525         401          279         245         388        1.313           97        (539)
Other                                  125        (456)        (271)       (246)       (117)      (1.090)        (135)       (189)
CASH FLOW FROM OPERATING            12.200       2.739        3.071       3.298       3.561       12.669        3.039       2.559
ACTIVITIES BEFORE NET
FINANCIALS
Interest paid, net                    (826)       (475)        (707)        (80)         22       (1.240)        (306)       (524)
Realized currency adjustments         (151)         13           67         (40)         68          108          (85)         40
CASH FLOW FROM OPERATING            11.223       2.277        2.431       3.178       3.651       11.537        2.648       2.075
ACTIVITIES BEFORE TAX
Corporate income tax paid             (544)       (274)          (9)       (238)         68         (453)        (182)       (544)
CASH FLOW FROM OPERATING            10.679       2.003        2.422       2.940       3.719       11.084        2.466       1.531
ACTIVITIES
Investments in subsidiaries         (7.904)       (179)         (10)         (5)     (4.567)      (4.761)           0        (315)
Investments in property,            (4.132)     (1.137)        (964)       (905)     (1.437)      (4.443)      (1.019)       (961)
plant and equipment
Investments in intangible             (820)       (129)        (266)       (275)       (268)        (938)        (219)       (314)
assets
Investments in other                  (556)         (3)         (25)        (51)        (34)        (113)          (1)       (141)
non-current assets
Investments in marketable           (2.049)          0        (707)           0                   (2.441)        (886)           0
securities                                                                           (1.734)
Divestments of subsidiaries            (30)          0            0       1.152           0        1.152            0          25
Sale of property, plant and            268          55           72         (53)         46          120           14          52
equipment
Sale of intangible assets            1.220         842           27          81         812        1.762           49          14
and other investments
Divestments of marketable              962           3            6           9       1.008        1.026          508           9
securities
Dividends received from                423                      108           1           0       11.525            1         153
associates                                      11.416
CASH FLOW FROM INVESTING           (12.618)     10.868      (1.759)         (46)     (6.174)       2.889      (1.553)      (1.478)
ACTIVITIES
Proceeds from long-term loans        9.860           3           26          (2)         28           55            2          (1)
Repayments of long-term debt        (1.400)                     (22)                              (6.707)        (374)       (149)
                                                (1.639)                  (3.359)     (1.687)
Change in short-term bank             (704)       (201)         187         (71)        236          151        (405)         421
loans
Change in minorty interests              0           0            0           0          14           14            0           0
Dividends paid                      (2.453)          0       (2.555)          0           0       (2.555)      (2.440)           0
Acquisition of treasury               (371)       (126)      (3.407)          2           0       (3.531)          55           7
shares, net
CASH FLOW FROM FINANCING             4.932      (1.963)      (5.771)     (3.430)     (1.409)     (12.573)      (3.162)        278
ACTIVITIES

INCREASE/(DECREASE) IN CASH          2.993      10.908       (5.108)       (536)     (3.864)       1.400       (2.249)        331
AND CASH EQUIVALENTS

CASH AND CASH EQUIVALENTS,           5.430      16.382       11.238      10.702       6.838        6.838        4.590       4.921
END OF PERIOD


QUARTERLY CAPITAL EXPENDITURES
exc. share acquisitions
TDC GROUP (DKKM) 1                    2003     1Q 2004           2Q          3Q          4Q         2004           1Q          2Q
                                                               2004        2004        2004                      2005        2005
TDC Solutions                        2.412         557          639         564         687        2.447          570         642
- of which domestic                  2.327         544          624         553         593        2.314          507         553
TDC Mobile International               934         200          193         262         368        1.023          255         288
- domestic                             669         171          125         186         265          747          208         137
- Talkline etc.                         61           7           26          38          41          112            4          16
- Bite                                 204          22           42          38          62          164           43         135
TDC Switzerland                      1.675         230          314         362         290        1.196          238         238
TDC Cable TV                           275          52           59          43          69          223           38          60
TDC Directories                         35           7            7          15          25           54            6          13
Others 2                               120          22           36          21         171          250           23          53
CAPEX                                5.451       1.068        1.248       1.267       1.610        5.193        1.130       1.294

  1 A positive variance indicates a positive cash flow.
  2 Includes TDC Services, TDC A/S and eliminations.

CUSTOMERS
CUSTOMERS ('000) (END OF PERIOD)      2003          1Q           2Q          3Q          4Q         2004           1Q          2Q
                                                  2004         2004        2004        2004                      2005        2005
DOMESTIC, RETAIL AND WHOLESALE:
Landline customers                   2.981       2.956        2.936       2.910       2.880        2.880        2.845       2.811
- Retail                             2.527       2.478        2.443       2.417       2.387        2.387        2.351       2.317
- Wholesale                            454         478          493         493         493          493          494         494
Mobile customers                     2.471       2.421        2.392       2.362       2.407        2.407        2.429       2.456
 - Retail                            2.198       2.210        2.200       2.188       2.219        2.219        2.233       2.255
- of which Telmore                     455         483          503         510         515          515          522         534
- Wholesale                            273         211          192         174         188          188          196         201
Internet customers                   1.014       1.054        1.087       1.102       1.148        1.148        1.173       1.190
- of which ADSL                        405         445          484         511         556          556          592         620
- of which cable-modem customers       117         136          153         166         186          186          205         218
Cable-TV customers                     924         937          948         957         982          982        1.001       1.011
DOMESTIC CUSTOMERS, TOTAL            7.390       7.368        7.363       7.331       7.417        7.417        7.448       7.468

INTERNATIONAL:
 Landline customers                    650         642          638         624         603          603          576         775
- TDC Switzerland                      630         620          612         597         573          573          561         549
- TDC Song                               -           -           -           -            3            3            3           3
- Others                                20          22           26          27          27           27           12         223
Mobile customers                     3.728       3.915        4.187       4.450       4.719        4.719        4.911       5.275
- TDC Switzerland                    1.108       1.125        1.167       1.204       1.190        1.190        1.199       1.228
- Talkline etc.                      2.091       2.150        2.281       2.454       2.590        2.590        2.709       2.893
- Bite                                 529         640          739         792         927          927          990       1.140
- TDC Song                               -           -            -           -          12           12           13          14
Internet customers                     682         679          647         641         666          666          657         579
- TDC Switzerland                      526         512          480         474         469          469          475         420
- TDC Song                               -           -            -           -          20           20           24          27
- Others                               156         167          167         167         177          177          158         132
INTERNATIONAL CUSTOMERS, TOTAL       5.060       5.236        5.472       5.715       5.988        5.988        6.144       6.629

GROUP CUSTOMERS, TOTAL
                                    12.450      12.604       12.835      13.046      13.405       13.405       13.592      14.097


TRAFFIC, DOMESTIC
TRAFFIC VOLUME (MILLION               2003          1Q           2Q          3Q          4Q         2004           1Q          2Q
MINUTES):                                         2004         2004        2004        2004                      2005        2005
Landline voice traffic              20.835       5.154        4.753       4.406       4.601       18.915        4.572       4.367
- Retail                             9.698       2.342        2.120       2.010       2.120        8.593        2.080       1.984
- Wholesale                         11.137       2.812        2.633       2.396       2.481       10.322        2.492       2.383
Mobile, including wholesale          3.440         941        1.026       1.041       1.026        4.034        1.033       1.166



EMPLOYEES
FULL-TIME EQUIVALENTS
EOP                                   2003          1Q           2Q          3Q          4Q         2004         1Q            2Q
                                                  2004         2004        2004        2004                      2005        2005
TDC Solutions                       11.765      11.119       11.088      10.538      11.432       11.432       11.390      12.256
- of which in Denmark               11.029      10.481       10.462       9.921      10.072       10.072       10.055      10.066
TDC Mobile International             2.636       2.625        2.516       2.507       2.464        2.464        2.453       2.385
- of which in Denmark                1.228       1.241        1.149       1.138       1.113        1.113        1.105       1.104
TDC Switzerland                      2.380       2.380        2.363       2.354       2.307        2.307        2.278       2.248
TDC Cable TV                           733         749          843         845         862          862          940         963
TDC Directories                      1.091       1.082        1.055       1.054       1.074        1.074        1.162       1.200
- of which in Denmark                  542         529          516         511         561          561          619         644
Others                               2.520       2.398        2.399       2.391       2.434        2.434        2.347       2.240
- of which in Denmark                2.482       2.363        2.366       2.355       2.390        2.390        2.307       2.197
TDC                                 21.125      20.353       20.264      19.689      20.573       20.573       20.570      21.292
TDC, DOMESTIC OPERATIONS            16.014      15.363       15.336      14.770      14.998       14.998       15.026      14.974

  The number denotes end-of-period full-time equivalents including permanent employees, trainees and temporary employees.

SELECTED FINANCIAL AND OPERATIONAL DATA, 2001-1H05

TDC GROUP1                                                                  2001          2002       2003        2004          1H
                                                                                                                             2005

STATEMENTS OF INCOME:                                         DKKm
Net revenues                                                              42.008        42.011     41.413      43.570      22.876
EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND                          9.393        10.591     11.550      12.446       6.364
AMORTIZATION (EBITDA)
Depreciation, amortization and impairment losses                          (6.687)       (6.107)    (6.241)     (6.696)     (3.213)
OPERATING INCOME (EBIT), EXCLUDING ONE-TIME ITEMS                          2.706         4.484      5.309       5.750       3.151
One-time items                                                            (3.264)         (346)    (1.119)        385        (622)
OPERATING INCOME (EBIT), INCLUDING ONE-TIME ITEMS                           (558)        4.138      4.190       6.135       2.529
Income from associates                                                       525         1.295        779       5.643         185
Net financials                                                              (563)        1.636       (565)       (723)       (423)
INCOME BEFORE INCOME TAXES                                                  (596)        7.069      4.404      11.055       2.291
Total income taxes                                                          (464)       (1.217)    (1.193)     (1.145)       (419)

NET INCOME                                                                (1.060)        5.852      3.211       9.910       1.872
ATTRIBUTABLE TO:
- Shareholders of the Parent                                                (526)        6.079      3.203       9.912       1.886
Company
- Minority interests                                                        (534)         (227)         8          (2)        (14)

NET INCOME, EXCLUDING ONE-TIME ITEMS AND FAIR VALUE ADJUSTMENTS:

OPERATING INCOME (EBIT), EXCLUDING ONE-TIME ITEMS                          2.706         4.484      5.309       5.750       3.151
Income from associates                                                       371         1.540      1.340         577         185
Net financials                                                            (1.186)       (1.621)    (1.152)       (901)       (365)

INCOME BEFORE INCOME TAXES                                                 1.891         4.403      5.497       5.426       2.971
Total income taxes                                                        (1.187)       (1.074)    (1.439)     (1.483)       (599)

NET INCOME                                                                   704         3.329      4.058       3.943       2.372

BALANCE SHEETS                                               DKKbn

Total assets                                                                86,4          85,0       92,6        90,3        89,5
Net interest-bearing debt                                                   33,1          26,0       28,8        20,1        22,6
Total equity                                                                32,7          36,0       35,9        38,9        38,4
Shares outstanding (million)                                               215,3         214,9      213,6       204,6       195,1

STATEMENTS OF CASH FLOW                                       DKKm

Operating activities                                                       4.003         9.900     10.679      11.084       3.997
Investing activities                                                     (18.025)       (2.102)   (12.618)      2.889      (3.031)
Financing activities                                                      11.034        (6.771)     4.932     (12.573)     (2.884)
Change in cash and cash equivalents                                       (2.988)        1.027      2.993      1.400       (1.918)

CAPITAL EXPENDITURES                                         DKKbn

Excluding share acquisitions                                                 9,3           6,3        5,5         5,2         2,4
Including share acquisitions                                                21,5           7,4       13,5        10,0         2,9

KEY FINANCIAL RATIOS

EPS incl. one-time items and fair value                        DKK          (2,4)         28,3       15,0        48,4         9,7
adjustments
EPS excl. one-time items and fair value                        DKK           5,8          16,5       19,0        19,3        12,2
adjustments

Dividend per share                                             DKK          11,0          11,5       12,0        12,5           -
EBITDA margin (EBITDA divided by net                             %          22,4          25,2       27,9        28,6        27,8
revenues)
Capex excl. share acquisitions-to-net                            %          22,1          14,9       13,2        11,9        10,6
revenues ratio
Return on capital employed (ROCE)2                               %           7,2          12,7       13,6        12,5         6,6

SUBSCRIBER BASE (END OF PERIOD)                             (1.000)
Landline                                                                   3.913         3.598      3.631       3.483       3.586
Mobile                                                                     4.575         4.939      6.199       7.126       7.731
Internet                                                                   1.403         1.285      1.696       1.814       1.769
Cable TV                                                                     828           885        924         982       1.011
TOTAL SUBSCRIBERS                                                         10.719        10.707     12.450      13.405      14.097

NUMBER OF EMPLOYEES3                                                      22.485        22.263     21.125      20.573      21.292

CHANGE IN TDC'S ACCOUNTING POLICIES

In 1Q 2005, TDC changed its accounting policies in accordance with the requirements of international accounting standards (IFRS).

   o The primary changes resulting from the transition to the IFRS standards are:
   o     goodwill is no longer amortized
   o     recognition of pension costs has been changed
   o     share-based remuneration is expensed
   o     indirect production costs related to development projects are expensed
   o     the presentation of financial information has been changed

For detailed information on the effects of the transition to the IFRS standards, please refer to Stock Exchange Release no. 8 of April 28, 2005.

LIST OF ACQUISITIONS AND DIVESTMENTS
     DAN NET - Divested as at August 1, 2004
     TDC SONG - Included as at November 1, 2004
     NETDESIGN - Included as at December 1, 2004
     TALKLINE ID - Divested as at April 1, 2005
     HTCC - Included as at April 1, 2005
     DOTCOM AB - Expected to be included as at July 1, 2005
     ASCOM COMMUNICATION SOLUTIONS - Expected to be included as at July 1, 2005

MANAGEMENT'S STATEMENT

The Board of directors and the Execute Committee have reviewed and approved the Quarterly Report for 2Q 2005 for the TDC Group.

The Quarterly Report has been presented in accordance with the IFRS rules on recognition and measuring as well as the additional information requirements imposed on Danish public listed companies.

We consider the applied accounting policy expedient, thus ensuring that the Quarterly Report provides a true and fair image of the Group's assets, liabilities and financial position as at June 30, 2005, as well as the performance and cash flows for 2Q 2005.

EXECUTIVE COMMITTEE
Henning Dyremose Hans Munk Nielsen

BOARD OF DIRECTORS
Thorleif Krarup Niels Heering
Christine Bosse Steen M. Jacobsen
Per-Arne Sandstrom Preben Damgaard
Bo Magnussen Jan Bardino
Leif Hartmann Kurt Anker Nielsen

ABOUT TDC
TDC is a Danish-based provider of communications solutions with significant presence in selected markets in Northern and Central Europe. TDC is organized as six main business lines: TDC Solutions, TDC Mobile International, TDC Switzerland, TDC Cable TV, TDC Directories, and TDC Services. TDC was partly privatized in 1994 and fully privatized in 1998, and the shares are held by individual and institutional shareowners primarily in Europe and USA.

LISTINGS
SHARES: Copenhagen Stock Exchange.
Reuters TDC.CO.
Bloomberg TDC DC.
Nominal value DKK 5.
ISIN DK00-10253335.
SEDOL 5698790.

ADSS: New York Stock Exchange.
One ADS represents one half of one common share.
Reuters TLD.N.
Bloomberg TLD US.
SEC 1-12998.
CUSIP 87236N102.
SEDOL 2883094.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                       TDC A/S
                                       -----------------------------------------
                                                     (Registrant)

     AUGUST 5, 2005                               /s/ OLE SOEBERG
------------------------               -----------------------------------------
        (Date)                                       Ole Soeberg
                                       Senior Vice President, Investor Relations